

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 13, 2009

Via U.S. mail and facsimile

Mr. Wilson Amaral de Oliveira
Chief Executive Officer
Gafisa, S.A.
Av. Nações Unidas No. 8501, 19th Floor
05425-070 São Paulo, Brazil

> **RE: Form 20-F for the fiscal year ended December 31, 2007**
> **File No. 001-33356**

Dear Mr. Amaral:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief